

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2010

Mr. Derrek L. Gafford
Chief Financial Officer
TrueBlue, Inc.
1015 A Street
Tacoma, WA 98402

> Re: **TrueBlue, Inc.**
> **Form 10-K for Fiscal Year Ended December 25, 2009**
> **Filed February 16, 2010**
> **Form 10-Q for Fiscal Year Ended March 26, 2010**
> **File No. 1-14543**

Dear Mr. Gafford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 25, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1. We note that you have closed numerous branches in each fiscal year and sold your business in the United Kingdom in 2008. Tell us how you determined that these operations were not required to be presented as discontinued under the guidance of FASB ASC 205-20-45.

Note 1: Summary of Significant Accounting Policies, page 40

Revenue Recognition, page 41

2. Tell us how you applied the guidance in FASB ASC 605-45 in determining whether to present your revenue gross as a principal or net as an agent.

Note 8. Goodwill and Intangible Assets, page 46

3. It appears that you have defined your asset groups to be the same as your reporting units, which are based on brands. Please tell us how you have concluded under FASB ASC 360-10-35-23 that each reporting unit is the asset group that is "the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities."

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director